

February 24, 2011

Mr. John J. Patrick, Jr.
President and Chief Executive Officer
First Connecticut Bancorp, Inc.
One Farm Glenn Boulevard
Farmington, CT 06032

Re: First Connecticut Bancorp, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File number 333-171913

Dear Mr. Patrick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 7

1.   Under appropriate subheading in the summary, please set out the fact that nonperforming loans have been increasing at a significantly greater rate than total assets and total loans since 2005 and give your understanding of the underlying reasons for this situation. Provide the same information with respect to the decline in yearend income since 2005. Note also for your MD&A section.

2.   In conjunction with other financial performance information in the summary, please disclose the $3 million provision since the end of the third quarter, described in your risk factor section.

Our Business, page 7

3.   We note your entire senior management group was replaced in 2009. Please explain why
        this occurred.

4.   We note your current focus on commercial lending. Please disclose the percentage
        increase in lending overall and the percentage increase in commercial lending. Please
        also give the percentage of commercial lending to all lending and discuss how this has
        actually declined since 2005. Our concern is that while you have added commercial
        lending staff and focus, this does not appear to have materially affected your portfolio.
        Please explain this situation.

Our Market Area, page 9

5.   Please revise to provide summary disclosure as to the economic health of your market
        area and provide more detailed information in the body of the text on page 83 as to
        population size, expected growth rate and the reason for this, average income, change in
        home sales and prices, foreclosures or other similar indicators you feel are important to
        understanding your market. We note your first risk factor where you say that your real
        estate market and local economy have deteriorated, as well as the related information in
        the appraisal report.

How We Determined the Offering Range, page 13

6.   Given your disclosure on page 14 regarding the three measures used to analyze an
        issuer's stock, please explain why your board of directors did not consider any one
        valuation approach to be more important than any other.

Stock Benefit Plans, page 17

7.   We note that if you implement the stock benefit plans more than 12 months after
        completion of the offering, you will not be subject to "most" of the limitations described.
        Please revise to specifically indicate which limitations you will not be subject to. We
        also note that you have not determined when the plans will be implemented. Revise to
        disclose your current intentions (i.e., before or after 12 months following completion of
        the offering).

Risk Factors, page 26

8.   Many of your risk factors are generic. Revise this section so that the risk factors
        presented specifically relate to you. Provide quantification where possible. Eliminate
        any risk factors that could apply to any registrant.

Forward-Looking Statements, page 38

9.   Tell us how you concluded that you are able to rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Origination, Purchasing and Servicing of Loans, page 96

10.   Here or under other heading, please expand to describe your sale and purchase practices, or the lack thereof, for each type of lending, including the business reasons for this activity. For example, explain the "strategic reasons" for selling loans, referenced in the first line, particularly since you are also purchasing loans. Please also disclose the intended levels of this activity and any material impact of current economic and business conditions.

11.   Please consider the need to include summary disclosure about this activity.

Business of Farmington Bank
Non-performing Assets, page 103

12.   We note that your coverage ratio of the allowance for loans losses to non-performing loans and impaired loans decreased significantly during 2009 and 2010. As of September 30, 2010 your allowance for loan losses covered only 87% of your nonperforming loans and 65% of your impaired loans, compared to 110% of your nonperforming loans and 100% of impaired loans at December 31, 2009 and 163% of your nonperforming loans and 100% of your impaired loans at December 31, 2008. Please tell us and revise to disclose the following:

- Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans and impaired loans;
- Disclose your charge-off policy for each type of loan and whether you have revised these policies;
- Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;
- Clearly describe how partial charge-offs on non-performing or impaired loans impact the coverage ratio and other credit loss statistics and trends. Please quantify the amount of nonperforming and impaired loans for which you have recorded partial charged-offs; and

- To the extent you have a significant amount of impaired loans with no valuation allowance for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

13. We note your disclosure that you reduced the interest rate on residential mortgage loans during the periods presented that were not considered troubled debt restructurings. Please explain your rationale for not classifying these modifications as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

Supervision and Regulation, page 119

14. You may not qualify this discussion by reference to the actual laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed. Make similar revisions to page 177 as well.

Compensation Discussion and Analysis, page 134

15. Please provide information for five individuals or provide us with a detailed analysis of why you are not required to do so.

Annual Incentive Compensation Plan, page 141

16. Please revise to quantify the performance goals.

General – Accounting

17. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Report of Independent Registered Public Accounting Firm, F-2

18. Please revise to file a signed audit report as required by Rule 2-02 of Regulation S-X, including the city and state where issued.

Notes to Consolidated Financial Statements
Note 3. Fair Value Measurements, F-15

19.   We note your disclosure on page F-20 concerning appraisals. Please tell us and revise to
        disclose how often you obtain updated appraisals for your collateral dependent loans. If
        this policy varies by loan type please disclose that also. Further, please describe in detail
        the adjustments you make to the appraised values, including those made as a result of
        outdated appraisals. Discuss how you consider the potential for outdated appraisal values
        in your determination of the allowance for loan losses.

Note 4. Investment Securities, F-21

20.   Please tell us and revise to disclose the following concerning your pooled trust preferred
        equity securities.

        - Discuss the key characteristics of the pooled trust preferred equity securities and
          compare/contrast to pooled trust preferred debt securities;
        - Tell us how you determined that these securities were Level 2 assets under ASC
          820-10 and the specific quoted prices, or observable inputs, that you relied upon to
          determine your fair value measurement;
        - Please provide us a detailed description of the other-than-temporary impairment
          analysis you performed on these securities for each reporting period during fiscal
          2010 and as of December 31, 2009. Please identify all of the evidence you
          considered, explain the relative significance of each piece of evidence, and identify
          the primary evidence on which you relied to support a realizable value equal to or
          greater than the carrying value of the investment;
        - Reconcile the fact that you did not record an impairment charge related to this
          security to the disclosure on page 59 that, "management believes that this pooled
          trust preferred equity security represents a credit related other-than-temporary
          impairment as of September 30, 2010."

Exhibits

21.   We note that you have omitted certain exhibits or other attachments from some of the
        exhibits to the registration statement. Refile those exhibits in their entirety with your
        next amendment.

22.   Please file all missing exhibits with your next amendment.

Exhibit 5.1

23.   Please revise to delete the last sentence of the second paragraph, the phrase "as of the date hereof" in the third paragraph, and the last sentence of the fifth paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Marc Thomas, Review Accountant, at 202-551-3452 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

By FAX to: William W. Bouton, III
            FAX number 860-331-2627